FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of   March                                          2003
                   ---------------------------------------       ---------------

                          Research In Motion Limited
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
--------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                       Form 40-F          X
                            ----------------                ------------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                              No          X
                            ----------------               ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                DOCUMENT INDEX



Document                                                                Page No.
--------                                                                --------

   1.     News Release dated March 17, 2003 ("RIM Introduces BlackBerry 6210   4
          Wireless Handheld in North America")

   2.     News Release dated March 17, 2003 ("HTC and RIM To                   9
          Offer 9 BlackBerry Connectivity For Microsoft
          Windows Powered Devices
          From HTC")

   3.     News Release dated March 17, 2003 ("RIM To Offer                    13
          BlackBerry 13 Connectivity For Microsoft Windows
          Powered Mobile Devices")

   4.     News Release dated March 17, 2003 ("Research In Motion Introduces   16
          'BlackBerry Connect' Licensing Program")

   5.     News Release dated March 17, 2003 ("Symbian OS Phones To Receive    19
          BlackBerry Connectivity")

                                                                      Document 1

RIM
                                                                    News Release
[graphic omitted]


                                                                  March 17, 2003

FOR IMMEDIATE RELEASE

RIM Introduces BlackBerry 6210 Wireless Handheld in North America

New, Smaller Handheld With Enhanced Software Features On Display At CTIA Wireless Show In New Orleans

NOTE TO EDITORS: To download images of the new BlackBerry 6210 handheld, plus other BlackBerry products, please visit http://www.rim.com/news/kit/media/downloads/index.shtml.

CTIA Wireless - New Orleans, LA - Research In Motion (RIM) (Nasdaq: RIMM; TSX:
RIM) today unveiled a new BlackBerry(TM) model for customers in North America. The data and voice-enabled BlackBerry 6210(TM) features a smaller design with a light and comfortable feel, increased memory for greater application and data storage, as well as new support for wireless email synchronization and integrated attachment viewing. The Java-based BlackBerry 6210 delivers email, phone, SMS, browser and organizer applications in a single wireless handheld that supports international roaming. RIM is demonstrating the new BlackBerry 6210 handheld this week at CTIA 2003 in New Orleans (BlackBerry booth #5175).

"The new BlackBerry 6210 follows RIM's longstanding tradition of delivering advanced wireless handhelds with exceptional performance, functionality and value," said Mike Lazaridis, President and Co-CEO at Research In Motion. "With its compact design and new features such as secure attachment viewing and two-way wireless synchronization as well as continuing enhancements to BlackBerry Enterprise Server and BlackBerry Web Client, the BlackBerry 6210 is already generating rave reviews from customers."

BlackBerry continues to distinguish itself as the leading wireless platform for business customers. Specifically designed to meet the needs of both end users and IT departments, BlackBerry incorporates the industry's best hardware, software and services to provide a seamless, end-to-end solution. The BlackBerry 6210 is the newest addition to the multifaceted BlackBerry solution and leverages RIM's advanced technologies and infrastructure together with Java(TM) 2 Micro Edition (J2ME) and leading GSM/GPRS wireless networks to provide a compelling and seemingly effortless experience.

INTRODUCING THE BLACKBERRY 6210 WIRELESS HANDHELD

Handheld Design*: The BlackBerry 6210 offers always-on data operation with an integrated phone. The BlackBerry 6210 is sleek (approximately 4.45 x 2.91 x
0.83 inches) and lightweight (approximately 4.80 oz) with an embedded RIM wireless modem and internal high performance antenna. The handheld features an easy-to-use "thumb-typing" keyboard (based on RIM's popular keyboard design), navigation trackwheel, 16 MB flash memory plus 2 MB SRAM, rechargeable / removable lithium battery, Universal Serial Bus (USB) connectivity, large screen, intuitive interface, integrated speaker/microphone and headset jack. Both the screen and keyboard are backlit for easy reading and typing during day or night.

World Band*: The BlackBerry 6210 is a world band handheld that operates on 900/1900 MHz GSM/GPRS wireless networks in North America, Europe, Asia Pacific and Latin America. Mobile professionals can use one handheld to maintain wireless access to their corporate email and phone service while traveling abroad.

Email*: RIM's advanced approach to wireless email is popular and proven with enterprise customers. BlackBerry 6210 users can enjoy a secure, wireless extension to their existing enterprise mailbox. There is no need to worry about retrieving or "pulling" email since the BlackBerry "push" architecture enables email to be automatically delivered. Users can read, compose, forward, reply, file or delete messages at their convenience and synchronize their inbox and folders between their BlackBerry handheld and PC.

Email Enhancements*: RIM has introduced several new wireless email features to enhance the BlackBerry experience. Some of these enhancements include: cradle-free, two-way wireless synchronization of email messages including support for read/unread status, deletions and filing; integrated attachment viewing with support for a variety of file formats such as Microsoft Word, Excel, PowerPoint, WordPerfect, Adobe PDF and ASCII text; and remote address lookup capabilities allowing BlackBerry users to wirelessly search their organization's address list.

Phone*: The built-in, high-quality phone supports GSM voice services with optional features such as call waiting, call answer, conference calling and call forwarding. It includes an integrated speaker/microphone designed for comfort and clarity when held to the ear and a headset that attaches for convenient, hands-free conversation allowing users to read, type or retrieve information while they talk. A call management button also enables users to quickly access the phone application and turn on/off the mute feature.

SMS*: Short Messaging Service (SMS) enables short text messages to be quickly exchanged between BlackBerry 6210 handhelds and other SMS-enabled devices (including cell phones) without adding email messages to an inbox. The specially designed keyboard on the BlackBerry handheld is ideal for typing SMS messages quickly.

Browser*: The BlackBerry browser is dual-purposed allowing it to securely access corporate data (via the Mobile Data Service feature of BlackBerry Enterprise Server) as well as carrier WAP content services and gateways. The BlackBerry browser supports standard WML, HTML and XML based content and HTTP/HTTPS connectivity to BlackBerry Enterprise Server.

Organizer*: A full-featured connected organizer is included with calendar, address book, memo pad and task list applications for maximum productivity. With RIM's wireless calendar synchronization features, the user's online calendar and handheld calendar can be wirelessly synchronized without need for a cradle. This enables the user to initiate, accept or decline meeting requests using their BlackBerry handheld and their online calendar will also be updated for the benefit of colleagues and assistants trying to schedule new appointments.

Application Integration*: The BlackBerry 6210 features exceptional software integration, making it very easy to use. A single integrated address book and inbox serve all email, voice and SMS applications. And you can even click on an email address, telephone number or URL inside a message to automatically invoke an email message, call the telephone number or connect to the URL.

BlackBerry Enterprise Server*: Thousands of companies and government organizations around the world have deployed BlackBerry Enterprise Server software behind their firewall. BlackBerry Enterprise Server supports both Microsoft(R) Exchange and IBM Lotus(R) Domino(TM) environments with single mailbox integration and provides IT departments with centralized administration, end-to-end security (using Triple DES encryption), multi-network support and a powerful development platform.

BlackBerry Web Client*: In addition to the enterprise email integration option enabled by BlackBerry Enterprise Server, RIM offers a web-based application called BlackBerry Web Client. It supports ISP email accounts through the POP3 and IMAP4 protocols and allows users to access multiple existing email accounts from a single BlackBerry handheld (including a default web mail account provided with each handheld). BlackBerry Web Client appeals to customers that do not currently use Microsoft Exchange or IBM Lotus Domino and also those users that wish to access a personal email account in addition to their enterprise email account. BlackBerry 6210 customers can use the BlackBerry Web Client application to select their ISP accounts, access their web mail account, configure settings, define email filters and set auto signatures. Note: IT departments running BlackBerry Enterprise Server retain the ability to centrally control and implement policies on handhelds that prevent access to personal ISP accounts.

Beyond Email*: BlackBerry Enterprise Server now includes a powerful feature called Mobile Data Service that extends corporate data access capabilities beyond email. Mobile Data Service enables wireless device connectivity via standard protocols (including HTTP, TCP/IP and UDP) and languages (including WML, HTML and XML) while maintaining the key architectural characteristics of existing BlackBerry deployments including end-to-end security (with Triple DES encryption), data push capabilities, multi-network support and centralized management. With Mobile Data Service and the BlackBerry browser, customers are provided with the front-end and back-end tools necessary for wireless enterprise applications.

Java*: Java 2 Micro Edition (J2ME) is a powerful development platform that is optimized for wireless devices and provides an industry standard programming environment for custom and commercial application development and deployment. Support for J2ME opens the BlackBerry platform to a large and growing developer community that currently includes more than three million Java developers. RIM's BlackBerry Development Environment for J2ME is available at http://www.blackberry.com/developers/na/index.shtml.

Pricing and Availability
Handheld/airtime pricing and roaming services are determined by network carriers and will vary based on specific service plans. Availability and timing may vary by carrier. Check with carriers for specific pricing and availability.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless

Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #

Media Contacts:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

* Check with service providers for availability, roaming arrangements and service plans. Certain features require a minimum version of BlackBerry software.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                                                      Document 2

RIM
                                                                    News Release
[graphic omitted]
                                                                  March 17, 2003


FOR IMMEDIATE RELEASE

HTC and RIM To Offer BlackBerry Connectivity For Microsoft Windows Powered Devices From HTC

Taoyuan, Taiwan and Waterloo, Canada - High Tech Computer Corp. (HTC) (TAIEX:
2498) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that they plan to offer BlackBerry(TM) connectivity for the Microsoft Windows Powered Pocket PC and Smartphone products from HTC. Through RIM's BlackBerry Connect(TM) licensing program, HTC can enable its handsets to connect to BlackBerry Enterprise Server using the same secure, push-based wireless architecture and infrastructure that popularized BlackBerry and supports thousands of organizations around the world today.

Since established in 1997, HTC has aimed to design innovative smart handheld devices that motivate consumer interest and provide added value to corporate users. By providing different ways to communicate beyond voice, HTC delivers personal and powerful mobile experiences that offer customers multiple choices to keep in touch, whether via voice, text or a combination of both. That means that with Pocket PC or Smartphone devices, customers can receive their email or information anytime and anyplace with no need for a cradle connection or to initiate a wireless call.

"HTC forms strategic alliances with the industry's leading suppliers of hardware, software and services in order to deliver the best possible mobile information and communication devices for our customers," said HT Cho, president at HTC. "RIM's BlackBerry Connect products and services will allow us to expand the functionality of Pocket PC and Smartphone devices from HTC with secure, push-based connectivity to email and corporate data through the secure, efficient and reliable BlackBerry platform."

"Our relationship with leading device manufacturers like HTC is an important element of our strategy to ensure that BlackBerry remains the leading wireless platform for enterprise connectivity around the world," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "By enabling BlackBerry connectivity on HTC's Pocket PC and Smartphone products, we are providing end-users with additional choice and allowing IT departments to extend their ROI on BlackBerry Enterprise Server."

RIM recently introduced its BlackBerry Connect licensing program that enables mobile device manufacturers to equip their handsets with the reliable, proven, secure, push-based BlackBerry wireless data experience. As part of the BlackBerry Connect program, RIM is working with Microsoft to simplify the integration of wireless data access in a variety of devices. With the BlackBerry Connect licensing program and RIM's work with Microsoft, Pocket PC and Smartphone licensees including HTC will be able to easily integrate the BlackBerry experience in their devices.

"The combination of Microsoft Windows Powered software with a sleek, stylish form factor has already attracted a broad base of customers," said Andy Haon, director of the Mobile Devices Division at Microsoft Corp. "With RIM's development work, these customers now have access to more choices for compelling wireless messaging solutions."

"Our business customers have indicated that they want to be able to manage their email and data while on the go," said Kent Thexton, Chief Marketing Officer at mm02. "We look forward to working with RIM and HTC to deliver BlackBerry wireless connectivity on a variety of mobile devices."

BlackBerry is a leading wireless enterprise platform that has been widely deployed to provide mobile access to information. The BlackBerry architecture aptly supports enterprise requirements including back-end integration, end-to-end security and push-based wireless applications. Thousands of organizations across North America, Europe and Asia Pacific already use BlackBerry with expansion beginning in Latin America.

Further details of the HTC/RIM relationship and products will be shared at a later time.

About HTC
HTC is the world's largest original design manufacturer (ODM) of Windows CE-based Pocket PC, Pocket PC phone edition, and Smartphone products. Our mission is to become the global market leader in the design and manufacturing of mobile information and communication devices. For more information, please visit www.htc.com.tw

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net or www.blackberry.com.

                                     # # #

If you have any questions or for more information about us, please feel free to contact:

Media Contacts:
HTC Corp. / Corporate Marketing Division
Martin Liu
Special Assistant to the President
O:  +886 3 3753252 ext:6186
Email: martin_liu@htc.com.tw

Maggie Cheng
Publication Relations
D:  +886 3 3753252 ext:6192
O:  +886 3 3753252 ext:6192

M:  +886 926 863828
Email : Maggie_cheng@htc.com.tw

Scott Pollard
Brodeur Worldwide for RIM
+1.212.771.3644
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and HTC will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and HTC's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and HTC's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. HTC and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

                                                                      Document 3

RIM
[graphic omitted]
                                                                    News Release


                                                                  March 17, 2003

FOR IMMEDIATE RELEASE

RIM To Offer BlackBerry Connectivity For Microsoft Windows Powered Mobile
Devices

Pocket PC And Smartphone Devices From HTC To Include BlackBerry Connectivity


Waterloo, ON -Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to enable BlackBerry(TM) connectivity for mobile devices based on the Microsoft Windows Powered Pocket PC and Smartphone platforms. RIM will provide a solution to help mobile device manufacturers and mobile operators easily integrate BlackBerry email and data services into their Pocket PC and Smartphone products.

"The growing popularity of Microsoft Windows Powered devices has inspired developers to create a wide range of innovative solutions that work with these platforms. We're pleased RIM is extending its software and services to Pocket PC and Smartphone customers," said Andy Haon, director of the Mobile Devices Division at Microsoft Corp. "RIM's development work gives customers another option for wireless messaging solutions."

"The combination of BlackBerry wireless connectivity, advanced services, leading operating systems and choice of mobile devices will provide a compelling push-based solution that will increase the popularity of data services in Europe," said Kent Thexton, Chief Marketing Officer at mm02. "We have strong relationships with RIM, HTC and Microsoft and are pleased to all be working together to deliver innovative wireless solutions to corporate customers."

"RIM is committed to enhancing and extending the BlackBerry wireless platform with multi-device and multi-network support," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "We have worked closely with Microsoft for several years to ensure proper BlackBerry integration with Exchange and are pleased to now expand our relationship to provide BlackBerry connectivity to leading Smartphone and Pocket PC licensees such as HTC."

HTC is a leading original design manufacturer (ODM) of Pocket PC and Smartphone products. HTC designs innovative smart handheld devices that motivate consumer interest and provide added value to corporate users. By providing different ways to communicate beyond voice, HTC delivers personal and powerful mobile experiences that offer customers multiple choices to keep in touch, whether via voice, text or a combination of both.

"Microsoft and HTC have jointly delivered some of the most successful and popular mobile devices and we are excited to now work with RIM to enable BlackBerry connectivity for our customers," said HT Cho, President at HTC. "The RIM solution for Pocket PC and Smartphone will simplify the integration of BlackBerry connectivity into our Pocket PC and Smartphone products."

Today, RIM formally introduced its 'BlackBerry Connect(TM)' licensing program that enables mobile device manufacturers to equip their handsets with the reliable, proven, secure, push-based BlackBerry wireless data experience. With this licensing program and RIM's work with Microsoft, Pocket PC and

Smartphone licensees such as HTC will be able to easily integrate the BlackBerry experience in their devices.

BlackBerry is a leading wireless enterprise platform that has been widely deployed to provide wireless access to information. The BlackBerry architecture supports enterprise requirements including back-end integration, end-to-end security and push-based wireless applications. Thousands of organizations across North America, Europe and Asia Pacific already use BlackBerry with expansion beginning in Latin America.


About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net or www.blackberry.com.

                                     # # #

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
+1.212.771.3644
spollard@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and various mobile device manufacturers and mobile operators will enter into definitive agreements, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                                                      Document 4

RIM
[graphic omitted]
                                                                    News Release


                                                                  March 17, 2003

FOR IMMEDIATE RELEASE

Research In Motion Introduces 'BlackBerry Connect' Licensing Program

BlackBerry Connect To Extend BlackBerry Wireless Data Experience To Other Wireless Devices

CTIA Wireless - New Orleans, LA - Research In Motion (RIM) (Nasdaq: RIMM; TSX:
RIM) formally unveiled its 'BlackBerry Connect(TM)' licensing program for mobile device manufacturers at the CTIA Wireless 2003 show in New Orleans today (BlackBerry(TM) booth #5175). The BlackBerry Connect licensing program enables mobile device manufacturers to equip their handsets with the integrated ability to connect to BlackBerry Enterprise Server(TM) using the same secure, push-based wireless architecture and infrastructure that has been approved and adopted by dozens of carriers and thousands of companies and government organizations around the world.

The BlackBerry Connect licensing program is an important element of RIM's strategy to provide an open, global platform and address the distinct desires of its various customers including end users, IT departments, carriers and licensees. Through licensing, users gain a greater choice of devices to satisfy different needs and preferences. IT departments also gain choice and the ability to support multiple device types with the same back-end infrastructure and end-to-end security model. Wireless carriers gain from the ability to leverage their existing investment in BlackBerry and address different market segments with a broader selection of devices, operating systems and feature sets. Mobile device manufacturers benefit from the ability to quickly and cost-effectively integrate a popular solution, that is supported by leading carriers worldwide, with the manufacturer's existing hardware and software.

"Most users probably haven't thought much about it, but their BlackBerry handheld is only one element of an extremely sophisticated system that connects them to their email account. We've invested tremendous technical integration effort to abstract the complexities of wireless data connectivity and make the BlackBerry experience seemingly effortless for the user. That's a big part of its appeal. We are now in a position to enable the same type of experience and the same level of security on other handsets," said Mike Lazaridis, President and Co-CEO at Research In Motion.

RIM is already working with leading device manufacturers to enable BlackBerry connectivity on their handsets. During the second half of 2003, RIM and Nokia plan to begin offering support for BlackBerry wireless email on the Nokia 6800 messaging phone. RIM and HTC are also working together to offer BlackBerry connectivity for Pocket PC and Smartphone devices from HTC. In addition, RIM and Symbian today announced plans to offer the BlackBerry Connect solution to carriers and Symbian OS licensees.

"HTC is committed to delivering innovative and reliable wireless solutions," said HT Cho, President at HTC. "We are working with RIM to provide a robust solution for our Pocket PC and Smartphone devices that will enable end users to effectively manage their corporate data while mobile and provide IT departments with a greater return on investment."

"As the leading provider of advanced operating systems for mobile phones, we recognize the need to provide Symbian OS licensees with the choice to integrate an innovative wireless corporate data solution such as BlackBerry into their devices," said David Wood, Executive Vice President, Partnering, Symbian Ltd. "We are pleased that RIM has introduced the BlackBerry Connect licensing program as it will enable device manufacturers using the Symbian OS to quickly and easily integrate the BlackBerry experience to their handsets."

"02 is dedicated to providing high-quality wireless services to its business customers across Europe," said Kent Thexton, Chief Marketing Officer at mm02. "RIM's BlackBerry Connect licensing program will further support the adoption of mobile data applications and services."

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net or www.blackberry.com.

                                     # # #

Media Contacts:

Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com

Investor Contact:

RIM Investor Relations

519.888.7465

investor_relations@rim.net


The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.



Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                                                      Document 5

RIM
[graphic omitted]
                                                                    News Release


                                                                  March 17, 2003

FOR IMMEDIATE RELEASE

Symbian OS Phones To Receive BlackBerry Connectivity

London, UK and Waterloo, Canada - Symbian Ltd and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to provide a BlackBerry(TM) connectivity solution to carriers and Symbian OS licensees to enable wireless email and corporate data services on Symbian OS phones. Symbian OS is licensed to the world's leading handset manufacturers including Samsung, Siemens, Nokia, Motorola and Sony Ericsson. In 2002, Symbian OS licensees accounted for more than 75% of mobile phones shipped worldwide. RIM has joined Symbian's Platinum Partner Program and the companies have initiated technical and business development efforts.

"Mobile device manufacturers, carriers, end users and IT departments are recognizing the productivity benefits that can be gained from wireless access to corporate data and email," said David Levin, CEO, Symbian Ltd. "Our agreement with RIM will enable Symbian OS licensees to exploit the rich functionality of Symbian OS and to add integrated, push-based access to email and enterprise information enabled by the BlackBerry solution."

"We are pleased to partner with Symbian to simplify the availability of the popular BlackBerry experience to Symbian OS licensees worldwide," said Jim Balsillie, Chairman and Co-CEO at Research In Motion. "BlackBerry is truly becoming the wireless platform of choice for enterprise data connectivity. Thousands of companies and government organizations worldwide have already installed BlackBerry Enterprise Server behind their firewall and support for Symbian OS phones will further enhance and extend the reach of the BlackBerry platform."

In a separate announcement today, RIM introduced its 'BlackBerry Connect(TM)' licensing program that enables mobile device manufacturers to equip their handsets with the secure, push-based BlackBerry wireless data experience. With this licensing program and RIM's relationship with Symbian, Symbian OS licensees that participate in BlackBerry Connect will be able to easily integrate the BlackBerry experience on their devices.

Further details of the Symbian / RIM relationship were not disclosed at this time.


About Symbian
Symbian is a software licensing company, owned by Ericsson, Matsushita, Motorola, Nokia, Psion, Samsung, Siemens and Sony Ericsson. Symbian develops and licenses Symbian OS, the global open industry standard operating system for advanced, data-enabled mobile phones.

Symbian has licensed Symbian OS to the world's leading mobile phone manufacturers including Motorola, Nokia, Samsung, Siemens and Sony Ericsson. Publicly announced products based on Symbian OS include the Siemens SX-1, NTT DoCoMo FOMA F2051 built by Fujitsu, Sony Ericsson P800 Smartphone, Nokia 9210 Communicator range as well as the 7650, 3650 and N-Gage .

Symbian has its global headquarters in London, United Kingdom with development sites in Europe and Asia. For further information about Symbian, please see www.symbian.com

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.net or www.blackberry.com.


About BlackBerry
BlackBerry is a leading wireless enterprise platform that has been widely deployed to provide mobile access to information. The BlackBerry architecture aptly supports enterprise requirements including back-end integration, end-to-end security and push-based wireless applications. Thousands of organizations across North America and Europe already use BlackBerry with expansion beginning in Asia Pacific.

                                      ###

Media Contacts:
Symbian - Europe
 Anatolie Papas
  Symbian Ltd
+44 20 7563 2383
anatolie.papas@symbian.com

Jane Keate / Matt Morgan
Text 100 for Symbian
+44 20 8996 4100

Symbian - Americas / Rest of World
Peter Bancroft
Symbian Ltd
+44 7977 093908
peter.bancroft@symbian.com

Valerie Breslow
Symbian Ltd
+1 519 585 1700
valbreslow@earthlink.net

Research In Motion
For North America and Asia Pacific:
Scott Pollard
Brodeur Worldwide for RIM
+1.212.771.3644
spollard@brodeur.com

For Europe:
Tilly Quanjer
RIM Europe
+44 (0) 1784.223987
tquanjer@rim.net

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.net

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

                                  SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Research In Motion Limited
                                 -----------------------------------------------
                                                 (Registrant)

Date:  March 17, 2003        By:  /s/   Rob Duncan
       -----------------         -----------------------------------------------
                                                 (Signature)
                                 Rob Duncan
                                 Vice President, Corporate Controller